January 17, 2008

Mail Stop 3720

By U.S. Mail and facsimile to (303) 296-2782

Stephen E. Brilz
VP-Deputy General Counsel
Qwest Communications International Inc.
1801 California, Suite 5100
Denver, CO 80202

>   Re: **Qwest Communications International Inc.**
>   **Definitive Schedule 14A**
>   **Filed March 29, 2007**
>   **File No. 001-15577**

Dear Mr. Brilz:

      We have reviewed your response letter dated October 26, 2007 and have the
following comments. Please respond to our comments by January 31, 2008, or tell us by
that time when you will provide us with a response. If the comments request revised
disclosure in future filings, please confirm in writing that you will comply with the
comments in your future filings and also explain to us how you intend to comply. We
welcome any questions you may have about our comments or any other aspect of our
review.

Director Compensation—Director Compensation Table, page 16

1.   We have considered your response to comment three in our letter dated
        September 27, 2007. Please provide a more comprehensive analysis as to why
        each item set forth in the last paragraph on page 18 of your definitive proxy
        statement should not be included in the director compensation table. Refer to our
        guidance on perquisites and other personal benefits in Section II.C.1.e.i of SEC
        Release No. 33-8732A and Question 4.07 of Item 402 of Regulation S-K
        Compliance and Disclosure Interpretations.

Compensation of Executive Officers, page 25

Compensation Discussion and Analysis, page 25

2.   We have considered your response to comment four in our letter dated September
        27, 2007. We continue to believe that you should discuss more specifically how
        the committee and the chief executive officer considered the individual

performance, subjective and other mentioned factors resulted in the amounts each officer earned for each compensation element for the last completed fiscal year. For example, you should discuss in the same level of detail as for the chief executive officer the factors considered by the committee for each named executive officer. As another example, for bonus awards, you should explain how the committee's and chief executive officer's evaluations of individual performance resulted in the individual performance percentage for each named executive officer. Please confirm your understanding that you should more specifically discuss and analyze the factors considered by the committee and chief executive officer in determining compensation amounts for each executive officer.

Elements of Compensation, page 26

Total Annual Cash Compensation, page 27

3.   We have considered your response to comment five in our letter dated September 27, 2007, but we are unable to fully evaluate your response without more information. Please tell us in your response letter what the specific performance targets and threshold levels are and how the committee determined the corporate performance percentages and individual performance percentages of the named executive officers. Explain more specifically why disclosure of each specific performance target is not material to understanding how the committee arrived at its determination of the actual bonus amounts awarded and why disclosure of each performance target would result in competitive harm.

Please contact me at (202) 551-3350 with any questions.

Sincerely,

Kathleen Krebs
Special Counsel